UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Catalyst Paper Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

14889B102

(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Mudrick Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,860,473
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,860,473
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,473
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IA

(1) Percentage calculated based on 14,527,571 total outstanding shares of the common stock of the Issuer.

1.	NAME OF REPORTING PERSON Jason Mudrick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,860,473
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,860,473
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,473
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Percentage calculated based on 14,527,571 total outstanding shares of the common stock of the Issuer.

This Amendment No. 9 amends the Schedule 13D originally filed on February 3, 2016, as amended (this “Schedule 13D”), and is filed by Mudrick Capital Management, L.P., for and behalf of itself and Jason Mudrick (together, the “Reporting Persons”) with respect to the shares of the common stock (the “Common Shares”) of Catalyst Paper Corporation, a Canada corporation (the “Company”), with principal executive offices at 3600 Lysander Lane, 2nd Floor, Richmond, British Colombia, Canada V7B 1C3.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On December 14, 2016, certain funds and entities managed or controlled by Oaktree, Mudrick, as investment manager to certain of its clients, and Cyrus, as investment manager to certain of its managed funds (collectively referred to as the “Parties”) and the Issuer entered into an amendment (the “Second Amendment”), dated as of December 14, 2016, to the Alternative Recapitalization Support Agreement (as previously amended by the First Amendment), which Second Amendment amends certain terms set forth in the Alternative Recapitalization Support Agreement with respect to the proposed recapitalization of the Issuer, including amendments which provide for (i) the inclusion as a component of the Plan (as defined in the Alternative Recapitalization Support Agreement) of terms of a going-private transaction (the “Privatization”), pursuant to which each Existing Minority Common Share (as defined in the Alternative Recapitalization Support Agreement) shall be repurchased by the Issuer in exchange for C$0.50 per Existing Minority Common Share and cancelled, conditioned upon, among other things, obtaining the Privatization Approval and the Privatization Orders (each as defined in the Alternative Recapitalization Support Agreement) and (ii) the extension of the deadlines for the attainment of certain material conditions to the transactions contemplated by the Alternative Recapitalization Support Agreement (including the following conditions: (A) the meeting of the holders of common shares of the Issuer, the holders of the Notes (as defined in the Alternative Recapitalization Support Agreement) issued by the Issuer and any other creditors entitled to vote on the plan of arrangement filed by the Issuer under the CBCA (as defined in the Alternative Recapitalization Support Agreement) for purposes of implementing the transactions contemplated in the Alternative Recapitalization Support Agreement, (B) the approval of the Final Order (as defined in the Alternative Recapitalization Support Agreement) and (C) the entry of the U.S. Recognition Order (as defined in the Alternative Recapitalization Support Agreement)).

In connection with the proposed recapitalization of the Issuer contemplated by the Alternative Recapitalization Support Agreement, on December 9, 2016, the Supreme Court of British Columbia issued an interim order (the “Interim Order”) which, among other things, (i) provides for meetings of the holders of common shares of the Issuer (the "Shareholders") and the holders (the "Noteholders") of the Notes to be held on January 17, 2017 (the “Meetings”) to vote on the Plan and the Privatization, and (ii) sets the record date for the determination of the Shareholders and the Noteholders entitled to vote at the Meetings as the close of business on December 9, 2016.

In addition, on December 7, 2016, KGI acknowledged (i) that, as of October 31, 2016, the Issuer commenced proceedings before the Supreme Court of British Columbia with respect to the transactions contemplated by the Alternative Recapitalization Support Agreement, (ii) that no action taken by any of the Parties with respect to any transactions contemplated by the Alternative Recapitalization Support Agreement shall be construed as being in violation of any such Party's obligations in the Support Agreement dated as of June 28, 2016, by and among KGI and the other parties party thereto (as amended, supplemented, amended and restated and otherwise modified from time to time, the “Support Agreement”), and (iii) one or more termination events have occurred and are continuing under the Support Agreement, which termination event(s) give the Parties the current right to terminate such Support Agreement.

If consummated, the transactions contemplated by the Alternative Recapitalization Support Agreement, as amended, would have one or more of the effects specified in clauses (a) through (j) of Item 4. The transactions contemplated by the Alternative Recapitalization Support Agreement are subject to a number of material conditions (including, without limitation, obtaining the requisite support of the Shareholders and Noteholders at the Meetings) and there can be no assurance that the execution of the Second Amendment and/or the issuance of the Interim Order will result in the consummation of one or more transactions on the terms set forth in the Alternative Recapitalization Support Agreement, as amended, or at all.  The Second Amendment is attached hereto as Exhibit 99.8. The description of the Second Amendment contained in this response to Item 4 is qualified in its entirety by reference to the terms of such Second Amendment, which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The following document is filed as an exhibit:

Exhibit No.	Description

99.8	The Second Amendment to Alternative Recapitalization Support Agreement, dated as of December 14, 2016, by and among Catalyst Paper Corporation and the other signatories thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUDRICK CAPITAL MANAGEMENT, L.P.

December 14, 2016
(Date)

/s/ Trevor Wiessmann
(Signature)

Trevor Wiessmann, General Counsel & Chief Compliance Officer
(Name/Title)

JASON MUDRICK

December 14, 2016
(Date)

/s/ Jason Mudrick
(Signature)

EXHIBIT INDEX

Exhibit No.	Description

99.8	The Second Amendment to Alternative Recapitalization Support Agreement, dated as of December 14, 2016, by and among Catalyst Paper Corporation and the other signatories thereto.